Securities and Exchange Commission

February 14, 2013

February 14, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Thompson, Accounting Branch Chief

Re:	Belk, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed on April 10, 2012
File No. 000-26207

Dear Ms. Thompson:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 1, 2013. To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the year ended January 28, 2012

Notes to Consolidated Financial Statements, page 34

(1) Summary of Significant Accounting Policies, page 34

Description of Business and Basis of Presentation, page 34

1.

You disclose on page 17 that your store and eCommerce operations have been aggregated into one operating segment due to their similar economic characteristics. Please confirm that your store and eCommerce operations represent your operating segments and, if so, tell us in sufficient detail how you determined that they meet the aggregation criteria of ASC 280-10-50-11. Please provide us with a history of financial results, such as sales trends, gross margins and other data provided to your CODM, supporting your claim that these operations have similar economic characteristics. It appears that the occupancy costs associated with your stores might result in a dissimilarity of economic characteristics and, furthermore, your Form 8-K press release filed November 21, 2012 indicates that your comparable store sales increased 5.8% for the quarter ended October 27, 2012, while your eCommerce sales increased 70.8%. We also note your disclosures on page 16 that you have recently opened a fulfillment center and expanded another center dedicated to your eCommerce business. Notwithstanding the preceding, please separately quantify eCommerce net sales in future filings or tell us why such information would not be useful for investors.

Response to Comment 1:

When evaluating our reportable segments, we consider the requirements of ASC 280-10-50-11, which states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a)	The nature of the products and services

b)	The nature of the production processes

c)	The type of class of customer for their products and services

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February 14, 2013

d)	The methods used to distribute their products or provide their services

e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The following analysis provides the basis for our conclusion that our store and eCommerce operating segments are aggregated into a single reportable segment consistent with these requirements.

Objective and Basic Principles

ASC 280-10-10-1 describes that the objective of segment reporting requirements is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

a)	Better understand the public entity’s performance

b)	Better assess its prospects for future net cash flows

c)	Make more informed judgments about the public entity as a whole.

We seek to provide customers with an appealing merchandise mix of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, fine jewelry, gifts and other types of quality merchandise. The consumer sees no distinction between Belk stores and belk.com as both represent a channel through which the consumer can view and buy our merchandise offerings.

The merchandise selection and pricing are generally the same for the stores and eCommerce products. Marketing, promotional activities, customer reward programs, and the Company’s normal inventory markdown cadence are the same at the stores and online. Recently, we substantially increased investments in technology and information systems to support sales and merchandising initiatives, reduce costs, improve core business processes and support the overall business strategy. These foundational investments are a key component of our strategy to deliver a seamless omni-channel experience to customers.

Based on the above guidance and the additional quantitative and qualitative analysis below, we concluded that aggregating our stores and eCommerce operations into one reporting segment provides the relevant information about our business activities in which we engage and the economic environment in which we operate to help users of our financial statements to understand our performance, assess our prospects for future net cash flows, and make informed judgments about our business as a whole. We view the store and eCommerce operations in an integrated and fundamentally inseparable manner, and that is reflected in the way we plan and manage our business. We therefore believe that this aggregation into a single reportable segment is consistent with the objectives and basic principles of ASC 280.

The nature of the products and services – Both our stores and eCommerce sales channels offer fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections through both channels.

The nature of the production processes – We do not manufacture the products offered in our stores or by eCommerce. We purchase merchandise from domestic and foreign suppliers who supply merchandise to both the store and eCommerce channels. We are able to leverage our relationships with vendors across both store and eCommerce channels to provide our customers with the same compelling assortment of brands and values through both channels.

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February 14, 2013

The type of class of customer for their products and services – Since the merchandise available through stores and eCommerce is substantially similar, the type of customers are generally the same. In addition, a slightly higher percentage of sales made through the eCommerce channel are done with our private label credit card, versus in the stores, which evidences the loyalty of the Belk customer across both the stores and eCommerce operations.

The methods used to distribute their products or provide their services – The methods used to distribute product to customers is essentially the same for stores and through eCommerce. The distribution of the merchandise we sell is based upon the delivery of the goods to the customer. The stores and eCommerce channels share an inventory platform that allows us to deliver online orders from the fulfillment centers or from one of our fulfillment stores, or by delivery of goods directly to the customer in a store location. In addition to the stores being able to deliver to the customer at the time of purchase, they can also ship directly to the customer if product is fulfilled from a fulfillment store location. We acknowledge the Staff’s observation that we recently opened a fulfillment center and expanded another center dedicated to eCommerce. While we have separate distribution facilities (based on functional requirements) for merchandise being sent to stores (flow through or cross dock facilities) and fulfillment centers to support eCommerce sales (pick, pack and ship facilities), both use the same IT infrastructure, inventory systems and accounting systems.

If applicable, the nature of the regulatory environment, for example, banking insurance, or public utilities – While the retail industry is not regulated to the same extent as industries such as banking, insurance or public utilities, our store and eCommerce operations are subject to the same laws and regulations governing employment matters, information security and privacy, consumer product safety, and state and local sales, property and income taxes.

Similar Economic Characteristics

As previously mentioned, we offer the same merchandise selection, pricing, and payment options for stores and the eCommerce operations in addition to them having the same marketing, promotional activities, customer reward programs and inventory markdown cadence. Like most retailers, our business is highly sensitive to macroeconomic conditions in the markets in which we operate. Across our retail channels, stores and eCommerce, we sell similar goods, which many consumers consider to be discretionary items. The sales and profitability of both our stores and eCommerce operations therefore depend to a significant degree on economic conditions such as employment levels, consumer confidence and personal income. Other qualitative economic characteristics that the stores and eCommerce channels share are as follows:

•	Sales are similarly affected by general economic conditions that impact consumer spending, such as unemployment and consumer confidence.

•	The Company’s private label credit card can be used in the stores and online.

•	Customer service for stores and eCommerce is handled by the same shared service center.

•	ECommerce merchandise returns are accepted at the stores.

Regarding quantitative economic characteristics, ASC 280-10-50-11 states that operating segments with similar economic characteristics “often exhibit similar long-term financial performance,” such as similar long-term average gross margins. Additionally, the implementation guidance in ASC 280-10-55-7A states that the similarity of economic characteristics should be evaluated based on the future prospects and not necessarily on the current indicators only.

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February 14, 2013

We acknowledge the Staff’s observation that comparable store sales increased 5.8% for the quarter ended October 27, 2012, while our eCommerce sales increased 70.8%. We include eCommerce in the comparable store sales computation for the same reasons we aggregate them into one reportable segment. Comparable store sales excluding eCommerce sales would be 4.4% for the same time period. We believe that this point in time the comparable sales trend is not representative of the long-term financial performance that can reasonably be expected of our eCommerce sales channel. During the third quarter of fiscal year 2009, we launched a redesigned and expanded belk.com website. Prior to that, the belk.com website was primarily utilized for bridal registry and offered a very limited selection of merchandise. Because the store and eCommerce operations have since engaged in the same business activities and operate in the same economic environment, and offer substantially the same merchandise to a common customer base using the same procurement, advertising and promotion, credit and payment methods, we expect them to have similar long-term financial performance in future periods. This expectation is based on our current and forecasted eCommerce results, where eCommerce gross margin percentages are comparable to the store gross margin percentages, and net profit percentages will be comparable in the future as the eCommerce channel continues to grow rapidly and meet our significant past investment in technology and infrastructure.

In response to the Staff’s request, the Company is supplementally providing the Staff with a history of sales trends and gross margins that supports our view that the store and eCommerce channels have similar economic characteristics. The information included is prepared based on our internal financial statement format, which excludes certain buying, distribution and occupancy costs from cost of goods sold. All of these costs are included in cost of goods sold in our external financial statements.

For all of these reasons, we believe that our store and eCommerce operations meet the aggregation criteria of ASC 280-10-50-11.

In accordance with the Staff’s request, the Company will separately quantify eCommerce net sales in future filings.

(19) Fair Value Measurements, page 55

2.

We note your disclosures on page 56 that you have equity and fixed income investments related to your company-owned life insurance and it appears that the amount presented on your balance sheet for these investments is shown “net of loans that are secured by some of these policies.” Please explain to us in further detail the nature of these investments and loans and clarify why they qualify for net reporting on your balance sheet. See ASC 210-20-45-1 through -5.

Response to Comment 2:

When determining whether or not our company-owned life insurance qualifies for net reporting on our balance sheet, we consider the requirements of ASC 210-20-45-1, which states that a right of setoff exists when all of the following conditions are met:

a)	Each of the two parties owes the other determinable amounts.

b)	The reporting party has the right to set off the amount owed with the amount owed by the other party.

c)	The reporting party intends to set off.

d)	The right of setoff is enforceable at law.

As of the end of fiscal year 2012, company-owned life insurance was made up of the cash surrender value of assets related to life insurance policies held with multiple providers, including Provident Life and Accident Insurance Company. These assets were offset by a loan from Provident secured by the policy.

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February 14, 2013

At the end of each calendar year, we sign a billing agreement with Provident, which details the net amount owed to Provident for premiums and interest for the most recent calendar year and sets forth the payment election for the upcoming calendar year. The billing agreement shows the net cash value of the plan using the beginning cash value of the plan plus any cash value increase during the year, less the cumulative total of the loan. The net cash value is then compared to the amount owed to Provident for premiums and insurance and the net amount owed is calculated. Based on the annual billing agreement with Provident a right of setoff exists, as (a) the billing agreement shows the amounts determined to be owed, (b) we have the right to set off the amount owed, which is calculated in the billing agreement, (c) we intend to setoff, as we typically pay only the net amount due for premiums and interest, and (d) the right of setoff is enforceable by law, as the agreement is signed and dated by the Executive Vice President or another qualified Vice President within the Human Resources department.

We therefore believe that these investments and loans qualify for net reporting on the balance sheet.

Also, Accounting Standards Update 2011-11 Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities is effective for fiscal years beginning on or after January 1, 2013 and interim periods within those annual periods. Therefore beginning in the first quarter of fiscal year 2014, we will revise a portion of our fair value footnote disclosure as shown below using an excerpt from the fiscal year 2012 10-K, in order to be in compliance with the new standard. The new language is identified by italics and underline.

The Company’s assets and liabilities measured at fair value on a recurring basis at January 28, 2012 and January 29, 2011, respectively, were as follows:

	Fair Value at January 28, 2012				Fair Value at January 29, 2011
Description	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
				(in thousands)

Assets measured at fair value
Company-owned life insurance (a)	$—	$15,884	$—	$15,884	$—	$15,678	$—	$15,678

Liabilities measured at fair value
Interest rate swap liability (b)	$—	$1,685	$—	$1,685	$—	$5,388	$—	$5,388

(a)

Amounts are presented net of loans that are secured by some of these policies of $137.3 million and $132.2 million at January 28, 2012 and January 29, 2011, respectively. Total assets are $153.2 million and $147.9 million at January 28, 2012 and January 29, 2011, respectively.

(b)

As of July 30, 2011, the underlying $80.0 million floating rate senior note became current. Therefore, the interest rate swap liability was reclassified to accrued liabilities in the current liabilities section as presented in the consolidated balance sheet.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (704) 426-8250 if you have any questions.

Very truly yours,

/s/ Brian T. Marley

Brian T. Marley
Executive Vice President and Chief Financial Officer